EXHIBIT 99.2

CONSENT OF QUALIFIED PERSON

David Ted Coupland
Director - Geological Consulting, Principal Geostatistician
Level 4, 1111 Hay Street, West Perth 6005 Western Australia
phone: +61 (08) 9442 2111
fax: +61 (08) 9442 2110

The Toronto Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
NYSE-Amex

Re: Exeter Resource Corporation (the “Company”) – Consent of Qualified Person

I, David (Ted) Coupland, MAusIMM(CP), consent to the public filing of the Technical Report titled "Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile" and dated January 16, 2012 (the “Technical Report”) by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the January 16, 2012 news release titled “Exeter Completes Positive Prefeasibility Study for its Caspiche Project” of Exeter Resource Corporation.

I certify that I have read the January 17, 2012 news release that the report supports being filed by
Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 16th day of January 2012

Signed

/s/ David (Ted) Coupland
David (Ted) Coupland, MAusIMM(CP)